Exhibit 13.1

Marketing Email 1

Hello everyone,

I have a lot of exciting news to share in this update. This summer the crowdfunding campaign for our seed round was one of the most impressive campaigns in crowdfunding history. We reached our maximum investment amount of $1,070,000 in just over a month's time and oversubscribed the round by hundreds of thousands of dollars.

After this wildly successful crowdfunding campaign, we are now excited to announce our next stage of financing. Gab will be one of the first companies in the world to launch a Regulation A+ ICO (Initial Coin Offering.) Through this new form of crowdfunding Gab will be able to raise capital from both cash holders as well as those who hold cryptocurrencies like bitcoin.

The SEC allows us to launch what is called a "testing the waters" campaign and allows investors to reserve their spot for the Regulation A+ round. No money will be exchanged yet, you'll essentially be reserving your spot in line to be notified first when the Regulation A+ campaign goes live.

We have a big vision for the future. One that takes Gab to the next level and defends the free and open internet as well as the free flow of information for generations to come. We're calling this The Exodus Protocol. You can learn all about it here and reserve your spot on our testing the waters campaign page.

You can also watch our pitch at StartEngine's ICO Summit here starting at 1:07:10. Feel free to check out the rest of the event in order to learn more about ICO's in general and how they are revolutionizing finance.

Watch Video Here

Gab's growth has continued to surpass our expectations.

We now have over 325,000+ users from around the world.

This quarter we've made some big improvements to the backend of Gab, positioning it for further growth in 2018 and beyond. As part of this effort, we also secured a 3 year commitment deal with our hosting provider to ensure we have the resources to sustain our infrastructure for longterm growth.

GabTV is now fully launched with video uploading and live broadcasting.

Gab's Premium Creator monetization tools are now live. Creators can earn tips and charge a monthly subscription for exclusive subscriber-only premium content.

Our Android app has received a complete overhaul from top to bottom.

Thank you all and remember to speak freely!

Marketing Email 2

GAB.

Hello everyone,

We've made some incredible progress this month on the product in preparation for Twitter's strict new enforcement rules that will be going live on December 18th. Twitter will be judging user behavior both on and OFF of their website. Meaning if you visit another website that they don't like or show "support" for groups they don't like, you can get banned. This unprecedented level of censorship and blacklisting of groups from the public square is unlike anything in history and will be a huge opportunity for Gab.

In just 30 days we've been able to reserve $738,000 in our ICO Test The Waters Campaign. We expect the ICO to go live in Q1 2018. This will be one of the first Regulation A+ ICO's in history and will once again allow our users to become owners in Gab as we continue to take on the Silicon Valley elite and Big Social. If you want to reserve your investment you can do so now by visiting our testing the waters campaign page. No exchange of money or bitcoin happens yet, this is simply a way to reserve your spot for when the ICO goes live. Our last campaign was oversubscribed by hundreds of thousands of dollars and filled up very quickly, so be sure to reserve early.

In just the last few weeks alone we've shipped:

Creator Monetization tools like tipping and premium subscriptions for exclusive content

A totally revamped direct message system

Reply and repost counters

Improved search results

An on boarding experience that walks new users through the entire product

Native GIF uploading

A completely redesigned Android app, version 2.0

Plenty of bug fixes!

We hope you all have a wonderful and safe holiday season.

Thanks and remember to speak freely!

Marketing Email 3

GAB.

Hello Gabbers,

The past week has been one of the most incredible of Gab's existence. First, the totally dishonest New York Times wrote a hit piece on Gab and our community. This caused a massive surge in reservations made for our ICO, bringing us to $1.2 million reserved total in just a few short days.

Next, the FCC repealed Title II regulations and even cited Gab as an example of Edge providers abusing their market power to stifle innovation and censor content. "If anything, recent evidence suggests that hosting services, social media platforms, edge providers, and other providers of virtual Internet infrastructure are more likely to block content on viewpoint grounds."

Finally, today the Twitter Purge began. Dozens of primarily right-wing dissidents were permanently suspended from Twitter without notice. There seemed to be no consistency in the bans as some accounts were allowed to stay, while others were removed. Many more were placed in a temporary timeout and locked out of their accounts for 12 hours or longer. These subjective rules and double standards in enforcing them are a true threat to free speech and expression on the internet.

Together, we are making history. There's a reason mainstream media outlets are attacking Gab. We have a strong core community and we welcome everyone to speak freely. In the past few weeks alone we've added 40,000+ new users from around the world.

Our fundraising efforts have been a massive success. We reserved hundreds of thousands of dollars for our next funding round this week alone from The People; not Saudi Princes or Silicon Valley Venture Capitalists.

Our product is improving quickly. We've recently hired more engineers and have made big improvements. If you haven't signed in for a few weeks it's a great time to check it out or download our latest Android app version.

Thank you all for your continued support. If you want to keep an eye on the progress of our ICO or reserve your investment you can view our new StartEngine Page here: https://www.startengine.com/gab-select

Click here to login to your account →

Have a safe, happy, and healthy holiday!

Marketing Blog Post

Announcing One Of The World’s First Reg A+ ICO’s

To raise the capital necessary to fund the business model described in our business plan Gab began planning for an initial coin offering (“ICO”) in August 2017. ICO’s are a method for raising funds that often bypass the regulated and exploitative capital-raising process dominated by venture capitalists and investment banks. In an ICO campaign, a percentage of a new cryptocurrency, typically based on Bitcoin or Ethereum, is sold in exchange for legal tender or other cryptocurrencies.

Over the past year there have been plenty written and said about ICO’s. Jordan Belfort, “The Wolf of Wall Street,” recently called ICO’s “The Biggest Scam Ever.” The SEC has made both optimistic and warning statements about ICO’s. They have also taken action on The DAO, a failed ICO that lost $50m in investor money.

More recently Tezos, a Silicon Valley-hyped company that raised a $232m ICO, has come under investigation and is facing a potential legal action after Tezos co-founders Arthur and Kathleen Breitman have accused Johann Gevers, President of the Tezos foundation, of inappropriate actions. To put it simply: the unregulated ICO has been a whirlwind of drama, problems, and chaos.

In light of these dumpster fires of risk and problems, Gab has been exploring the road less traveled with ICO’s: regulation and SEC compliance. Gab seeks to build for the longterm future, not pump and dump on a get-rich-quick scheme or provide some sort of liquidity for Venture Capitalists and their LP’s. Our goal is to empower people and defend free speech and expression on the internet at all costs.

Gab’s first funding round was powered entirely by our community of 300,000 users from around the world. We didn’t go to venture capitalists, banks, or special interests. Instead we partnered with our good friends at Start Engine to raise $1.07m in an SEC-compliant Reg CF Title III funding round. This is a big part of what makes Gab different than other ICO’s: Gab is not just an idea on a white paper. We have a product, a thriving community of users from around the world, and a brand that has been featured in hundreds of mainstream and alternative publications.

Start Engine approached us about their plans to conduct regulated ICO’s. To our knowledge no other crowdfunding platform and very few ICO’s themselves were even exploring this path at all. Most instead choose the high-risk wild west world of unregulated ICO’s which are prone to high levels of scrutiny, transparency problems, and possible legal trouble.

Under the JOBS Act, there are currently two potential paths to a regulated ICO. One path, the Reg D 506(c), allows companies to raise an unlimited amount of capital without any SEC qualification required. There have been a few examples of this path being taken by high level ICO’s such as “Filecoin” and “Science.” The problem with Reg D is that the ICO is only open to accredited investors, or extremely wealthy individuals. Our goal is to empower as many people as possible and not limit ourselves to the 1%.

The second path is Reg A+. This requires a two year IPO-level CPA audit, SEC qualification, and is limited to $50m per year in capital. The beauty of Reg A+ is that the round is open to anyone including crypto holders, leveling the playing field and opening our ICO.

Up to this point no ICO has successfully raised capital through Reg A+. We question why companies who truly believe in what they are building would not want to be transparent and compliant with the SEC. We question why so few ICO’s have actually built anything of value yet in order to justify the mass amounts of capital they have raised on mere ideas. Gab aims to be among the first to accomplish this historical achievement of transparency, compliance, and clear value with the help of our friends at Start Engine.

Our vision is to create an incentivized communication protocol that empowers any developer or creator to build on top of a decentralized and censorship-proof online community without the need for any middleman or gatekeeper. Whether you are a developer, a content creator, or a consumer in the community: everyone will be rewarded by the Gab protocol.

In the coming weeks we will be launching our “Test the Waters” campaign on Start Engine and also releasing a white paper with more details about our vision. The new internet is coming and Silicon Valley can’t stop it.

Gab | StartEngine 1/26/18, 9)45 AM Gab is currently in the Test the Waters Phase for Title IV investments. Gab A censorship-proof P2P social protocol .. Large OPO " , # Social Media $ Accepting International Investment Share () Overview ()Team ()Updates ()A Censorship-Proof P2P Social Media Protoc https://www.startengine.com/gab-select Page 1 of 12

Gab | StartEngine 1/26/18, 9)45 AM Gab is building a revolutionary ad-free protocol created for people who believ liberty and the free flow of information Given the current state of the digital land choice when it comes to what technology used to communicate, network, find inf online. But the general public is gradually coming experience is increasingly being shaped of companies with their own special inter At Gab, we believe in the power of peopl community. Our goal is to keep the soci of expression, information and speech Reserve shares in Gab to join and supp community of people committed to free speech regulatory interference from special inter Valley. In order to be true to its mission a the world's first and only ad-free social netw powered and funded by you -The Peop -Gab Co-Founder CEO Andrew Torba Our mission is to provide everyone with a censorshi networking protocol that champions free speech, indand the free flow of information online https://www.startengine.com/gab-select Page 2 of 12

Gab StartEngine 1/26/18, 9:45 AM

The Exodus Protocol

Gab started as a single, centralized application built on top of the existing internet infrastructure. We soon learned that ‹
prevent anyone from building and distributing an application, stifling innovation and market opportunity. After realizing rejected from Apple's App Store for "objectionable content," removed from Google's Play Store for "hate speech," and th registrar for the same reasons: **we knew that it was time for a new solution.**

Our vision is to evolve beyond one application by empowering developers from around the world to build on top of **an ‹
protocol.** We are calling this the **Exodus Protocol** and will be building on top of existing open sourced peer-to-peer tech peer social media protocol of our own. We recognize that existing blockchain technology has many limitations including rapidly evolving ecosystem. While we are excited by the future potential of many projects in the blockchain space, we be existing peer-to-peer protocols such as the Dat Project (https://datproject.org/), IPFS (https://ipfs.io/), and existing crypto are the best immediate path forward to getting the Exodus Protocol off the ground.

Peer-to-peer connections and **exchanges of value** are paramount to our vision for the Exodus Protocol. With this in m an ICO (Initial Coin Offering) is the crowdfunding approach that aligns most directly with Gab's market offering.
our users, investors in Gab will be supportive of a crowdfunding campaign that champions a decentralized and truly der capital. The crypto community inherently understands the importance of defending a free and open exchange of ideas ‹
empower everyone, not simply VCs or the 1%, to participate in our ICO. Unlike many ICOs, Gab has an existing product, ‹
record of success. We are seeking partners who share our longterm vision for the future and want to help us build a pro we love for generations to come.

The primary objective of this ICO fundraising campaign is to establish an **Open Developer Ecosystem for the Exodus P**
steps to make this happen:

- **Incentivizing developers** to build on top of the Exodus Protocol
- **Recruiting select developers** who have been scorned by 'Big Social'
- **Providing an open source protocol** that any developer can contribute to or build on

The Only Social Media Protocol Where All Are Welcome to Spea

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Gab StartEngine 1/26/18, 9:45 AM


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Paul Nehlen
AMA · 12 days
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Hey everyone - I'm running against Paul Ryan in Wisconsin's 1st congressional district primary in 2018. My campaign website is https://electNehlen.com
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Hermann von Hessen
AMA · 8 days · edited
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Hi guys!
I'm a german conservative patriot. I'm commenting on german and european politics in general, currently mostly dealing with our migrant problems and the recent attacks on free speech.
I'll try to keep this account in english so everyone can read and get an idea what's going on over here!
Amy Torba
AMA · 13 days · edited
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AJ Monte
Lynda Anne Heat
James Kenny
Kathy Birthisel
Leonard Beebe
Bärbel
Low Ki

The Exodus Protocol stands for **bringing people together of all races, religions, and creeds** who share in the commo around **individual liberty** and the **free exchange of ideas**.

Here at Gab, **we put people first**, providing them with the tools they need to create and shape their own online experie to **appeal to consumers unhappy with censorship**. Like other social media platforms, Gab allows users to upload and then distinguishes itself by **not censoring content based on viewpoint**. The Exodus Protocol will compete against pre-YouTube, Twitter, Facebook others by appealing to digital consumers who oppose political and/or ideological censorshi

TV

Engaging Live-Stream Broadcasts & Video Content



Live Topics

Crowdsourced Information & Feedback on Current News/Events


Georgia Election

P


CHAT

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Gab StartEngine 1/26/18, 9:45 AM

Free, Legal Speech

From its inception, Gab has been committed to appealing to people of all races, backgrounds and political persuasions v information. As Co-Founder & CEO Andrew Torba said upon its launch, **"Gab is not FOR any particular group of peopl beliefs, or anything. Anybody is welcome to express themselves on Gab."**

Of course **Gab does not advocate hate speech**. In fact, Gab terms state that it "treats all people with **respect and digr** background, origins and point of view."

But while Gab prohibits rhetoric that advocates violence or illegal activity and allows users to block hateful speech, **Gab (based solely on viewpoint**.

Gab's Simple & Straightforward Terms of Use

NO 'DOXING' OR SHARING OF PRIVATE INFORMATION

NO THREATS OF VIOLENCE OR PROMOTION OF TERRORISM

NO SPAMMING

Gab AI Inc Transition To Public Benefit B Corp

Gab AI Inc is exclusively committed to the Exodus Protocol. Gab AI Inc plans to transition from its current state as a Dela Benefit, B Corp., with a mission of creating defending free speech online and growing the Exodus Protocol ecosystem. A(require Gab AI Inc to act not only in its shareholders' interests, but for the benefit of the Exodus Protocol Ecosystem and free speech on the internet.

How The Exodus Protocol Disrupts the Market & Industr

Google's exclusion of Gab from the Google Play store in April 2017 was arbitrary, anti-competitive, and in clear v laws.

This analysis was made under the **narrowest and most conservative interpretation of the Sherman Act**, rather thar market power created by network effects or by making free speech an intrinsic good. Nonetheless, it's **impossible not t internet censorship**.

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Gab StartEngine 1/26/18, 9:45 AM

Gab has been directly impacted by the digital gatekeepers of the centralized internet as we know it, and we take this to b speech across the board. **Those who support free speech on social media should support the Exodus Protocol as a communication and connection protected from censorship, regulatory interference and/or intimidation.**

While Gab's fight against BigTech's control on speech may not immediately topple the giants, **it is a critical first step in cannot arbitrarily use their market power to stamp out pro-free speech competitors.**

As mainstream social networks continue to censor certain views and crack down on what they choose to be 'objectionab **for alternative platforms will only continue to rise.** In addition, the trend of 'cutting the cord' will also continue as th content over the internet increases.

The Exodus Protocol is well-positioned to outlive, outlast and benefit from this fragmentation of the mainstrear into smaller niche communities with shared values and ideals.

Ad-Blocking is Booming

Ad-blocker usage grew 30% in 2016 according to PageFair.

- Since the start of 2017, **more than 615 million devices** have been blocking ads worldwide.
- **62%** of these devices were mobile devices - **308 million.**
- Desktop ad-blocker usage has grown **17%** yearly and is currently being used on over **236 million devices.**


Desktop Browsers
Mobile Browsers
Jan 2010
Jan 2011
Jan 2012
Jan 2013

Recognizing this threat, Facebook and other similar social media giants **began fighting back by blocking ad-blockers.** This has led to a clash between ad-blocking companies and social media giants that's only served to **further consumer awareness of ad-blocking tools and technologies.**

Dear Investors,

The Internet was an amazing innovation. It was the world's first 'decentralized' communication system. In a simpler time, the In combat censorship. It was designed to withstand the forces of onerous governments and corporations. But as the Internet matu are becoming obvious. What was once considered decentralized, is no longer decentralized enough. ***The free and open Intern controlled and closed.*** *The freedom brought to us by the Internet, and the economic expansion it offers, is under threat.*

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Gab StartEngine 1/26/18, 9:45 AM

Neutrality was the primary driver of the Internet's early success. With neutral access, came open competition. Through this com enriched at expense to incumbent powers. But yesterday's maverick enterprises are today's incumbent Goliaths. Much like the i institutions are starving newcomers.

Thankfully, there are promising new solutions. With these solutions have come promising new regulatory opportunities. Market is right to begin work on a new foundation. What follows is a chance to participate in the ***development of a bold new infrastı***

Gab was founded on the basis of pushing the limits to what a centralized company can achieve. *Gab's success has been Gab is now at a crossroad. It is rapidly approaching the limit of what its centralized architecture can achieve. We at Gab wish tc need to leverage the innovation of decentralized technology.*

Gab's need for better infrastructure is real. *Content delivery networks arbitrarily denying access. Domain registrars are thre domains. We need a better option. Our proposal is reasonable: we seek to build the peer-to-peer infrastructure that we need.* ***W can't unilaterally control.*** *With such technology, we can arbitrage corporate regulations towards the service of users. We seek infrastructure that we don't have to own. Such an infrastructure will empower us to offload the risks of routing data. To create bear the risk of problematic demands by those who seek to censor and silence.*

Gab's team has a track record of success. Unlike most decentralized teams, our competency is earned and real. Our vision is to standards. To provide the features we need, and to ensure equal access by similar service providers. Open standards are what Internet apps to grow to the size they are today. Open standards will empower the next generation of decentralized services to creating a new decentralized layer of message storage and routing infrastructure. We seek to share our growth, with investors, community.

The Internet needs a peer-to-peer, censorship-proof communication backbone.

So why is now the time to build this backbone? The JOBS Act. Traditional venture capitalists are the usual path to fund large eng of free speech are incompatible with the Venture Capitalists that brought us here. With the JOBS Act, there's now an alternative the support of the US government, via the path set forth by the JOBS Act. Our goal is to offer on of the first fully compliant ICOs decentralized needs are not an act of fraud. Our pursuit is noble, and in the tradition of American Free speech standards. By leg accountability alongside an embrace of American ideals.

Now is the time to renovate the Internet. To fulfill its noble promise. To maintain a system by which everyone can pursue huma to speak freely.

Gab's Growth
Continues!

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Gab | StartEngine 1/26/18, 9)45 AM Gab Launches! Gab launches in private beta on August 15, 2016. August 2016 Gab Grows Exponentially! After a wave of press and censorship from other social media networks, Gab explodes in growth and surpasses 100,000 users. December 2016 October 2016 Following another wave of censorship from mainstream social networks, Ga explodes in growth and reaches nearly 200,000 users. Gab Opens to All! Gab exits beta testing and opens publicly to the world on May 8, 2017. May 2017 June 2017 September 2017 Gab Creates Original Cryptocurren cy! Gab launches an original cryptocurrency for its ICO/Initial Coin Offering. February 2017 May 2017 August 2017 November 2017 Gab's First Crowdfunding Campaign! Gab starts accepting donations from community members, crowdfunding over $130,000 in capital. GabTV Goes Live! Gab's live-streaming product GabTV launches. Gab Launches on Android OS! Gab becomes available as an Android app on the Google Play Store. Gab Raises $1.07M on StartEngine Through a Regulation CF offering, Gab becomes the 7th company to break the million dollar mark on StartEngine. In the Press Gab Launches on StartEngine! Gab launches test the waters campaign on Start Engine! Feeling Sidelined By Mainstream Social Media, Far-Right Users Jump To Gab(http://www.npr.org/sections/alltechconsidered/2017/05/21/529005840/feeling-sidelined-by https://www.startengine.com/gab-select Page 8 of 12

Gab StartEngine 1/26/18, 9:45 AM

media-far-right-users-jump-to-gab)
May 21, 2017

A new social network has grown quietly in recent months. It's called Gab, and its users are invited appeal attractive to many members of the far right and others who feel their views are stifled by r Twitter and Facebook...

(http://www.npr.org/sections/alltechconsidered/2017/05/21/529005840/feeling-sidelined-by-mainstream-social-media-far-right-users-jump-to-gab)

Banned from Twitter? This site promises you can say whatever you want. (https://www.washingtonpost.com/news/the-intersect/wp/2016/11/29/banned-from-twitte you-can-say-whatever-you-want/?utm_term=.f4e6b6a5c3a3)
November 29, 2016

In a way, "the purge" was the best thing to ever happen to Gab. Suddenly, the small social networ conservative Christian Republican and promises "free speech" for all, became more active than it

(https://www.washingtonpost.com/news/the-intersect/wp/2016/11/29/banned-from-twitter-this-site-promises-you-can-say-whatever-you-want/?utm_term=.f4e6b6a5c3a3)

As Twitter Cracks Down on Alt-Right, Aggrieved Members Flee to 'Gab' (http://www.foxnews.com/politics/2016/11/28/as-twitter-cracks-down-on-alt-right-aggrieve gab.html)
November 28, 2016

As Twitter, Reddit and other social media networks are cracking down on the so-called "alt-right," matters into their own hands and migrating away from traditional forms of social media and to n more welcoming to free speech...

(http://www.foxnews.com/politics/2016/11/28/as-twitter-cracks-down-on-alt-right-aggrieved-members-flee-to-gab.html)

Where Do We Draw the Line When It Comes to Free Speech Online? (https://www.nbcnews.com/tech/internet/where-do-we-draw-line-when-it-comes-free-spe
December 7, 2016

While Gab has attracted many conservatives who feel their voices are being stifled elsewhere, Gal point out its diversity. The company's three executives are a conservative Christian, a Muslim Turl Canadian with Hindu beliefs...

(https://www.nbcnews.com/tech/internet/where-do-we-draw-line-when-it-comes-free-speech-n690906)

Germany vs. Twitter (https://www.nytimes.com/2017/06/21/opinion/twitter-germany-free-referer=https%3A%2F%2Fwww.google.com%2F)
November 2, 2017

One possibility is that after an account attracts a certain number of complaints, algorithms interv bad news for Twitter, as users are likely to flock to alternative platforms like gab.ai...

(https://www.nytimes.com/2017/06/21/opinion/twitter-

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Gab StartEngine 1/26/18, 9:45 AM

germany-free-speech.html?
referer=https%3A%2F%2Fwww.google.com%2F)

Meet the Founders

Andrew Torba

Co-Founder & CEO

Andrew Torba is the CEO and Co-Founder of Gab. Prior to Gab he co-founded and was the CEO of Y Combinator-backed Automate Ads, an ad-tech company which sold to Adhawk after Andrew's departure. Andrew believes in defending free speech and individual liberty for all voices online.

Ekrem Büyükkaya

Co-Founder & CTO

Ekrem has served as Gab's Chief Technology Officer since t company's inception in 2016, and has led all engineering development and product management to-date. Prior to G Ekrem was a full-stack engineer at AutomateAds.com (Kuh Inc.) and served as the lead developer at Adsuit.com, an advertising technology company.

Updates

Follow Gab to get notified of future updates!

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Gab StartEngine 1/26/18, 9:45 AM

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Gab | StartEngine 1/26/18, 9)45 AM Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. ?https://www.startengine.com/gab-select Page 12 of 12